SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 2001-3980 202.383.0100 www.sutherland.com

CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: cynthia.beyea@sutherland.com

February 25, 2016

Via EDGAR

Asen Parachkevov, Esq.

Attorney Adviser

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NorthStar Corporate Income Master Fund Registration Statement on Form N-2

(File No. 811-23118)

NorthStar Corporate Income Fund Registration Statement on Form N-2

(File Nos. 333-206018; 811-23081)

NorthStar Corporate Income Fund-T Registration Statement on Form N-2

(File Nos. 333-208211; 811-23116)

Dear Mr. Parachkevov:

On behalf of NorthStar Corporate Income Master Fund (the “Master Fund”), NorthStar Corporate Income Fund (the “Multi-Class Fund”) and NorthStar Corporate Income Fund-T (“Fund-T”) (each, a “Fund” and collectively, the “Funds”) set forth below are the Funds’ responses to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to each Fund on February 19, 2016, regarding the Funds’ Registration Statements on Form N-2 (each, the “Registration Statement” and collectively, the “Registration Statements”), that were filed with the SEC on February 12, 2016. The Staff’s comment is set forth below in italics and is followed by the response of the Funds. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statements.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Asen Parachkevov, Esq.

February 25, 2016

Comment: Please disclose that each investment adviser to the Foreign Subsidiary complies with the provisions of the 1940 Act that relate to the Foreign Subsidiary’s advisory contracts (Section 15). Please also note that the Foreign Subsidiary’s advisory agreements are material contracts and should be included as exhibits to the Registration Statements.

Response:

Each Fund will revise its Prospectus to state that the Foreign Subsidiary will be advised by NSAM Adviser and sub-advised by OZ Credit Management pursuant to the Master Fund Advisory Agreement and the Master Fund Sub-Advisory Agreement, respectively.

Section 1(c) of the Master Fund Advisory Agreement expressly permits NSAM Adviser to manage the assets of the Master Fund through a special purpose vehicle, which would include a subsidiary such as the Foreign Subsidiary. As counsel to the Funds, we have advised the Funds that we believe that the language in Section 1(c) of the Master Fund Advisory Agreement provides sufficient authority to permit NSAM Adviser to manage the assets of the Foreign Subsidiary and to make investments on behalf of the Master Fund through the Foreign Subsidiary, which is wholly owned by the Master Fund. Further, we believe that the language in Section 1(c) of the Master Fund Advisory Agreement requires NSAM Adviser to provide investment advisory services to the Foreign Subsidiary to the same extent as NSAM Adviser is required to provide investment advisory services to the Master Fund. Additionally, we know of no corporate law that would prohibit the foregoing arrangement from being enforceable.

Thus, the Foreign Subsidiary will not enter into separate advisory agreements, but the management of its assets will be governed by the Master Fund Advisory Agreement and the Master Fund Sub-Advisory Agreement, each of which has been approved by the Board pursuant to Section 15 of the 1940 Act.

Although the Foreign Subsidiary will not individually enter into an advisory agreement, the Master Fund's investment policies will be implemented by NSAM Adviser and OZ Credit Management through investments made by the Foreign Subsidiary when in the best interests of the Master Fund. The Board, in connection with exercising its supervision over the affairs of the Master Fund and NSAM Adviser's fulfillment of its responsibilities under the Master Fund Advisory Agreement and OZ Credit Management’s fulfillment of its responsibilities under the Master Fund Sub-Advisory Agreement, intends to monitor the Master Fund's compliance with its investment policies, including with respect to investments made through the Foreign Subsidiary.

*    *    *

Asen Parachkevov, Esq.

February 25, 2016

In the event the Fund requests acceleration of the effective date of the pending registration statement, it hereby undertakes to furnish a letter, at the time of such request, acknowledging that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing is helpful in your review. If you have any questions or concerns about the responses set forth above or require any additional information, please call the undersigned at 202-383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	Brett Klein, NorthStar Corporate Income Master Fund, NorthStar Corporate Income Fund and NorthStar Corporate Income Fund-T
Sandra Forman, Esq., NorthStar Corporate Income Master Fund, NorthStar Corporate Income Fund and NorthStar Corporate Income Fund-T
Steven B. Boehm, Esq., Sutherland Asbill & Brennan LLP